Exhibit 99.1

Pembina Pipeline Corporation Appoints New Board Member

CALGARY, Jan. 15, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today that Mr. Gordon J. Kerr has been appointed to the Board of Directors effective January 15, 2015.

Mr. Kerr currently serves on the Board of Directors of Laricina Energy Ltd. and is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary. Mr. Kerr is a former President and Chief Executive Officer of Enerplus Corporation, a position he held from May 2001 until July 2013. He is also a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and a past member of the Canadian Council of Chief Executives. Since beginning his career in 1979, he has gained extensive management experience in leadership positions at various oil and gas companies. Mr. Kerr commenced employment with Enerplus Corporation and its predecessors in 1996, holding positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President. Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979 and was later appointed a Fellow of the Institute of Chartered Accountants of Alberta in February 2011.

"I would like to welcome Mr. Kerr to our team of directors," said Randy Findlay, Pembina's Chairman of the Board. "His extensive leadership experience in the oil and gas industry and intimate understanding of finance and accounting will contribute to the depth and expertise of our Board and be valuable for Pembina and its shareholders as we continue to deliver on our business strategy and execute our growth plans."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Finance & Chief Financial Officer
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:42e 15-JAN-15